

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 18, 2016

Paul Tivnan
Chief Financial Officer
Ardmore Shipping Corporation
Cumberland House
1 Victoria Street, 5th Floor
Hamilton, HM11, Bermuda

   Re: **Ardmore Shipping Corporation**
     Form 20-F for Fiscal Year Ended December 31, 2015
     Filed April 6, 2016
     File No. 001-36028

Dear Mr. Tivnan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Lyn Shenk

       Andrew Mew
       Senior Assistant Chief Accountant
       Office of Transportation and Leisure